UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of November 2020

Commission File No.: 000-56191

PARCELPAL TECHNOLOGY INC.
(Name of Registrant)

190 Alexander Street, Suite 305, Vancouver, BC V6A 2S5, Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes    ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes    ☐    No  ☒

EXHIBITS

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
99.1	Interim financial statements report for the third quarter ended September 30, 2020
99.2	Interim Management’s Discussion and Analysis for the third quarter ended September 30, 2020
99.3	Form 52-109FV2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
99.4	Form 52-109FV2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)
99.5	News Release dated December 1, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARCELPAL TECHNOLOGY INC.
Date: November 30, 2020	By:	/s/ RICH WHEELESS
		Name:	RICH WHEELESS
		Title:	Chief Executive Officer